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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

BIO-IMAGING TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

09056N103000

(CUSIP Number)

Gerald F. Roach, Esq.
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
150 Fayetteville Street Mall
Raleigh, North Carolina 27601
(919) 821-1220

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09056N103000			Page 2 of 13

1.	Name of Reporting Person: Pharma Services Holding, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
Joint Filing

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 188,549(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 188,549(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 188,549(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.74%(2)

14.	Type of Reporting Person (See Instructions): CO

1)	Includes 188,549 shares (the “QFinance Shares”) of common stock (“Common Stock”) of Bio-Imaging Technologies, Inc. (the “Issuer”) beneficially owned by QFinance, Inc. (“QFinance”).

(2)	Calculated based on 10,835,217 shares of outstanding Common Stock on October 31, 2004, as reported in the Issuer’s Form 10-QSB for the period ending September 30, 2004 and filed with the Securities and Exchange Commission on November 12, 2003, and 188,549 shares of Common Stock beneficially owned by QFinance.

2

CUSIP No. 09056N103000			Page 3 of 13

1.	Name of Reporting Person: Pharma Services Intermediate Holding Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
Joint Filing

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 188,549(3)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 188,549(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 188,549(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.74%(4)

14.	Type of Reporting Person (See Instructions): CO

(3)	See footnote 1 above.
(4)	See footnote 2 above.

3

CUSIP No. 09056N103000			Page 4 of 13

1.	Name of Reporting Person: Quintiles Transnational Corp.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
Joint Filing

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 188,549(5)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 188,549(5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 188,549(5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.74%(6)

14.	Type of Reporting Person (See Instructions): CO

(5)	See footnote 1 above.
(6)	See footnote 2 above.

4

CUSIP No. 09056N103000			Page 5 of 13

1.	Name of Reporting Person: Quintiles, Inc		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
Joint Filing

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: North Carolina

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0(7)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0(7)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(7)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

(7)	Quintiles, Inc. previously held a note convertible into shares of Common Stock of the Issuer, which was fully repaid by the Issuer during the 4th quarter of 2004.

5

CUSIP No. 09056N103000	Page 6 of 13

Item 1. Security and Issuer

     This Schedule 13D/A relates to the common stock, par value $.00025 per share, of the Issuer (the “Common Stock”). The principal executive offices of the Issuer are located at 826 Newtown-Yardley Road, Newtown, Pennsylvania 18940-1721.

Item 2. Identity and Background

     This statement is filed jointly pursuant to rule 13d-1(k)(1) on behalf of Pharma Services Holding, Inc. (“Pharma Services”); Pharma Services Intermediate Holding Corp. (“Intermediate Holding”), a wholly-owned subsidiary of Pharma Services; Quintiles Transnational Corp. (“QTRN”); and Quintiles, Inc. (“Quintiles”), a wholly-owned subsidiary of QTRN (collectively, the “Reporting Persons”). All of the outstanding common stock of QTRN is owned by Intermediate Holding and Pharma Services.

     Pharma Services’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. Intermediate Holding’s principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. QTRN’s principal business office is at 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703. Quintiles’ principal business office address is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Suite 200, Durham, North Carolina 27703.

     During the last five years, neither the Reporting Persons nor any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Please see Schedule I for information pertaining to Pharma Services’, Intermediate Holding’s, QTRN’s and Quintiles’ executive officers and directors.

Item 3. Source and Amount of Funds or Other Considerations

     The shares of Common Stock beneficially owned by the Reporting Persons were acquired on October 25, 2001 (the “Closing Date’”) pursuant to an Asset Purchase Agreement (the “Agreement”), dated as of the Closing Date, between the Issuer and Quintiles. Pursuant to the Agreement, Quintiles sold certain of its assets in consideration for the Issuer’s promissory note (the “Note”) in the principal amount of $1,000,000 with interest per annum equal to the three month LIBOR rate in effect on the last day of each quarter, plus three percent (3.0%), as reported in the Wall Street Journal.

     The Note, which was payable in quarterly installments with respect to 50% of the aggregate principal amount together with all outstanding interest, matured thirty-six (36) months from the Closing Date and was convertible by Quintiles any time prior to maturity into shares of Common Stock.

     Over time, the Issuer made principal payments that reduced the outstanding principal balance of the Note. The Note was fully repaid by the Issuer during the 4th

CUSIP No. 09056N103000	Page 7 of 13

quarter of 2004 and no principal or interest amounts were convertible into shares of Common Stock at December 31, 2004.

     Under the Agreement, the Reporting Persons were entitled to acquire up to an additional 646,247 shares of Common Stock after January 1, 2003, to the extent that revenues between the Closing Date and December 31, 2002 arising from certain contracts transferred to the Issuer exceed a threshold amount. Pursuant to such provision, QFinance, Inc. acquired 188,549 shares of Common Stock (the “QFinance Shares”).

Item 4. Purpose of Transaction

     Pursuant to the Agreement, the Issuer was required to use its Reasonable Efforts, as defined in the Agreement, to effect the election of one individual designated by Quintiles to the Issuer’s Board of Directors. Such individual designated by Quintiles was elected to the Issuer’s Board of Directors.

     The Agreement is filed as an exhibit to the previously filed Schedule 13D and is incorporated herein by reference. The foregoing summary of the transaction is not intended to be complete and is qualified in its entirety by reference to such exhibit.

     The Reporting Persons acquired beneficial ownership of the shares for the purpose of investment only and may elect to dispose or otherwise transfer such shares from time to time, as permitted under contract or applicable law. Except to the extent that it is customary for the director designated by Quintiles to do so, the Reporting Persons have no intention to influence or direct the Issuer’s affairs, modify its corporate structure or interfere with the business decisions of its management. Except as may be set forth above, neither the Reporting Persons, nor to the best of their knowledge, any executive officer or director of the Reporting Persons, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

     As of the date hereof, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

     Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, Pharma Services is deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer

CUSIP No. 09056N103000	Page 8 of 13

Common Stock listed on lines 11 and 13, respectively, of Page 2 of this Schedule 13D/A. In addition, the number of shares as to which Pharma Services has sole or shared voting power and sole or shared dispositive power, is listed on lines 7-10 of Page 2 of this Schedule 13D/A.

     Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, Intermediate Holding is deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 11 and 13, respectively, of Page 3 of this Schedule 13D/A. In addition, the number of shares as to which Intermediate Holding has sole or shared voting power and sole or shared dispositive power, is listed on lines 7-10 of Page 3 of this Schedule 13D/A.

     Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, QTRN is deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 11 and 13, respectively, of Page 4 of this Schedule 13D/A. In addition, the number of shares as to which QTRN has sole or shared voting power and sole or shared dispositive power, is listed on lines 7-10 of Page 4 of this Schedule 13D/A.

     Based on information contained in the most recent publicly available filings of the Issuer with the Securities and Exchange Commission, Quintiles is deemed to beneficially own the number of shares and the percentage of outstanding shares of Issuer Common Stock listed on lines 11 and 13, respectively, of Page 5 of this Schedule 13D/A. In addition, the number of shares as to which Quintiles has sole or shared voting power and sole or shared dispositive power, is listed on lines 7-10 of Page 5 of this Schedule 13D/A.

     As of the date hereof, each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 99.01*	Asset Purchase Agreement, dated October 25, 2001, between the Issuer and Quintiles, Inc.

Exhibit 99.02	Joint Filing Agreement between Pharma Services Holding, Inc., Pharma Services Intermediate Holding Corp., Quintiles Transnational Corp., and Quintiles, Inc.

* Previously Filed.

CUSIP No. 09056N103000	Page 9 of 13

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

PHARMA SERVICES HOLDING, INC.
By:	/s/ John S. Russell
	Name:	John S. Russell
	Title:	Executive Vice President and Corporate Secretary

PHARMA SERVICES INTERMEDIATE HOLDING CORP.
By:	/s/ John S. Russell
	Name:	John S. Russell
	Title:	Executive Vice President and Corporate Secretary

QUINTILES TRANSNATIONAL CORP.
By:	/s/ John S. Russell
	Name:	John S. Russell
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

QUINTILES, INC.

By:	/s/ John S. Russell
	Name:	John S. Russell
	Title:	President

EXHIBIT INDEX

CUSIP No. 09056N103000	Page 10 of 13

Exhibit Number	Description
Exhibit 99.01*	Asset Purchase Agreement, dated October 25, 2001, between the Issuer and Quintiles, Inc.

Exhibit 99.02	Joint Filing Agreement between Pharma Services Holding, Inc., Pharma Services Intermediate Holding Corp., Quintiles Transnational Corp., and Quintiles, Inc.

* Previously Filed.

CUSIP No. 09056N103000	Page 11 of 13

SCHEDULE I

Directors and Officers of Pharma Services Holding, Inc.

     The name and principal occupation of each executive officer and director of Pharma Services Holding, Inc. (“Pharma Services”) are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer’s name refers to employment with QTRN. The business address of each person is Pharma Services Holding, Inc., c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703.

Name	Present Principal Occupation
Dennis B. Gillings, Ph.D.	Executive Chairman, Chief Executive Officer and Director
John S. Russell	Executive Vice President and Corporate Secretary
John D. Ratliff	Executive Vice President and Chief Financial Officer
Richard M. Cashin, Jr.	Chairman, One Equity Partners LLC
Clateo Castellini	Director
Jonathan J. Coslet	Senior Partner, Texas Pacific Group
Jack M. Greenberg	Director
S. Iswaran	Managing Director, Temasek Holdings (Pte) Ltd.
Jacques Nasser	Senior Partner, One Equity Partners LLC
James S. Rubin	Partner, One Equity Partners LLC
Robert A. Ingram	Director
Beverly Rubin	Assistant Secretary

Directors and Officers of Pharma Services Intermediate Holding Corp.

     The name and principal occupation of each executive officer and director of Pharma Services Intermediate Holding Corp. (“Intermediate Holding”) are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer’s name refers to employment with QTRN. The business address of each person is Pharma Services Intermediate Holding Corp., c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703.

Name	Present Principal Occupation
Dennis B. Gillings, Ph.D.	Executive Chairman, Chief Executive Officer and Director
John S. Russell	Executive Vice President and Corporate Secretary
John D. Ratliff	Executive Vice President and Chief Financial Officer
Richard M. Cashin, Jr.	Chairman, One Equity Partners LLC
Clateo Castellini	Director
Jonathan J. Coslet	Senior Partner, Texas Pacific Group
Jack M. Greenberg	Director
S. Iswaran	Managing Director, Temasek Holdings (Pte) Ltd.
Jacques Nasser	Senior Partner, One Equity Partners LLC
James S. Rubin	Partner, One Equity Partners LLC
Robert A. Ingram	Director
Beverly Rubin	Assistant Secretary

CUSIP No. 09056N103000	Page 12 of 13

Directors and Officers of Quintiles Transnational Corp.

     The name and principal occupation of each executive officer and director of Quintiles Transnational Corp. (“QTRN”) are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer’s name refers to employment with QTRN. The business address of each person is c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703.

Name	Present Principal Occupation
Dennis B. Gillings, Ph.D.	Executive Chairman, Chief Executive Officer and Director
John S. Russell	Executive Vice President, General Counsel and Chief Administrative Officer
John D. Ratliff	Executive Vice President and Chief Financial Officer
Ronald J. Wooten	Executive Vice President, Corporate Development
Michael Mortimer	Executive Vice President Global Human Resources
Oppel Greeff	President and CEO, AAA Region
Richard M. Cashin, Jr.	Chairman, One Equity Partners LLC
Clateo Castellini	Director
Jonathan J. Coslet	Senior Partner, Texas Pacific Group
Jack M. Greenberg	Director
S. Iswaran	Managing Director, Temasek Holdings (Pte) Ltd.
Jacques Nasser	Senior Partner, One Equity Partners LLC
James S. Rubin	Partner, One Equity Partners LLC
Robert A. Ingram	Director
Beverly Rubin	Assistant Secretary

Directors and Officers of Quintiles, Inc.

     The name and principal occupation of each executive officer and director of Quintiles, Inc. (“Quintiles”) are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer’s name refers to employment with QTRN. The business address of each person is Quintiles, Inc., c/o Quintiles Transnational Corp., 4709 Creekstone Drive, Riverbirch Building, Suite 200, Durham, North Carolina 27703.

Name	Present Principal Occupation
John S. Russell	President
Gregory Connors	Vice President and Secretary
R. David Andrews	Vice President and Assistant Secretary
John D. Ratliff	Treasurer
Beverly Rubin	Assistant Secretary